February 6, 2025

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds

Form N-14, File No. 333-284170,

Acceleration Request

Dear Ms. Brutlag and Mr. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Horizon Funds (the “Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 (“PrEA No. 1”) to the Registrant’s Registration Statement on Form N-14, which was filed on February 6, 2025, be accelerated so that such PrEA No. 1 will become effective at 4:00 p.m., Eastern Time, on February 7, 2025, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Registrant, has also signed this letter requesting acceleration.

If you have any additional questions, or need additional information, you may contact Kate McCurry of Kilpatrick Townsend & Stockton LLP, counsel to the Registrant, by phone at 336-607-7359 or by e-mail at KMcCurry@ktslaw.com.

Very truly yours,

Horizon Funds

By:	/s/ John Drahzal
John Drahzal
President

Quasar Distributors, LLC

By:	/s/ Teresa Cowan
Teresa Cowan President